
December 13, 2010

By U.S. Mail and Facsimile (251) 633-4575

Hal Compton, Jr., CEO
HASCO Medical, Inc.
141 West I-65
Service Road South
Mobile, AL 36693

>   **Re: HASCO Medical, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed on March 31, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Filed on May 14, 2010**
>   **Form 8-K**
>   **Filed on May 19, 2009**
>   **File No. 000-52422**

Dear Mr. Compton:

We have reviewed your response and have the following comments. Where indicated, we think you should revise you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Consolidated Statement of Changes in Shareholders' Equity, page F-5

1. We note your response to comment two in our letter dated October 19, 2010. We are not convinced by the argument the unaudited interim financial statements for SMM as of March 31, 2009 are not meaningful. We also note that the financial statements included in post-merger Exchange Act filings have been retroactively restated to give effect to the merger. Accordingly, please provide the requested pre-merger financial information for SMM in an amended Form 8–K.

2. We reiterate our comment for you to revise the financial statements to give effect to the purchase method of accounting for the acquisition of SMM and the subsequent write-off of the goodwill if supportable. Financial statements filed with the Commission must comply with GAAP and must include the effects of all significant transactions, and we note that the goodwill recognized in the SMM acquisition and subsequently written off was material to the 2008 financial statements. Please revise.

3. We note that you have yet to explain to us how you analyzed FASB ASC 350-20-35-4 through 14 and 22 through 24 in reaching your conclusion that goodwill was impaired. We are unable to accept your unsupported assertion that goodwill was impaired because the former CEO left the company until you demonstrate that the write-off was determined appropriately in accordance with GAAP. Tell us what the fair value of the reporting unit was and how you determined that value at the time of the write-off. Tell us also the implied fair value of the reporting unit's goodwill and how that amount was determined.

4. You state in your letter that the retention of the former CEO of SMM was considered to be critical to its operation and that his termination was a triggering event requiring an analysis of the recoverability of goodwill. Please explain to us the basis for this conclusion. We note you disclosed under the Competition heading on page 6 of the amended Form 8-K filed May 19, 2009 that "….relationships between a home medical equipment company and its customers and referral sources are highly personal. There is no compelling incentive for either physicians or the patients to alter the relationship, so long as the home respiratory company is providing responsive, professional and high-quality service." Since new management was presumably committed to continue providing responsive, professional and high-quality service to existing and any new customers, please help us to understand how the departure of the former CEO was considered to have an adverse effect to the point that goodwill was considered to have been impaired.

5. Tell us where in previous filings you disclosed the departure of the former CEO and the perceived effect of his departure upon the operations of SMM.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services